K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 18, 2014

VIA EDGAR

Ms. Amy Miller

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984) Post-Effective Amendment No. 170 to the Registration Statement on Form N-1A

Dear Ms. Dubey:

The following are responses to the comments that we received from your colleague, Ms. Anu Dubey, by telephone on January 3, 2014, and from you on January 10, 2014, regarding Post-Effective Amendment No. 170 to the Registration Statement on Form N-1A for the American Beacon Global Evolution Frontier Markets Income Fund, a series of the American Beacon Funds (“Registrant” or “Fund”), that was filed with the Securities and Exchange Commission (“SEC”) on November 19, 2013 (“PEA 170”). Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

1.	Please delete the “Contents of Registration Statement” page. This page is neither required nor permitted by Form N-1A.

The Registrant has made the requested change.

Prospectus

2.	In the Fee Table on page 3 of the Fund’s prospectus, the second line item is captioned “Distribution and/or services (12b-1) fees.” Please confirm that the term “and/or” is accurate in describing the Fund’s distribution and service fees.

The Registrant has confirmed that the caption describing the Fund’s Rule 12b-1 fees is accurate.

Securities and Exchange Commission February 18, 2014 Page 2

3.	The Fee Table on page 3 of the Fund’s prospectus includes a separate line item for “acquired fund fees and expenses” of 0.01%. Form N-1A, Item 3, Instruction 3(f) provides that if acquired fund fees and expenses do not exceed 0.01 percent of average net assets of the Fund, the Fund may include these fees and expenses under the sub-caption “Other Expenses”. Please consider whether to include the acquired fund fees and expenses under “Other Expenses”.

The Registrant has considered whether to include acquired fund fees and expenses under “Other Expenses,” and confirms that it will retain the separate line item for acquired fund fees and expenses.

4.	In the Fee Table on page 3 of the Fund’s prospectus, please revise the caption “Expense Reduction and Reimbursement” to match the required description shown in Item 3, Instruction 3(e) of Form N-1A.

The Registrant has made the requested change.

5.	In the line item titled “Expense Reduction and Reimbursement” in the Fee Table on page 2 of the Fund’s prospectus, use a “negative” sign or place numbers in parentheses to reflect the applicable accounting standard for numbers that are subtracted.

The Registrant has made the requested change.

6.	Footnote 3 to the Fund’s Fee Table on page 3 of the Fund’s prospectus states that the “Manager can be reimbursed by the Fund for any contractual or voluntary fee reductions or expense reimbursements.” Please explain the reference to “voluntary” reductions in this footnote, or modify the disclosure to remove such reference.

The Registrant has removed the reference to “voluntary” fee reductions or expense reimbursements.

7.	The “Principal Investment Strategies” section of the Fund’s prospectus lists six criteria that the Fund considers in determining whether an investment is economically tied to a frontier markets country. Please explain supplementally how an investment is exposed to the economic fortunes and risks of frontier countries by (1) being traded in a frontier market country, (2) having its value linked to the other criteria, or (3) being a derivative instrument whose value is liked to the other criteria. Please see Footnote 26 to the SEC release adopting Rule 35d-1.

Securities and Exchange Commission February 18, 2014 Page 3

Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”), requires that a fund with a name indicating an investment emphasis in certain countries or geographic regions adopt a policy to: (i) invest, under normal circumstances, at least 80% of its assets in investments that are tied economically to the country or geographic region suggested by its name; and (ii) disclose in its prospectus the specific criteria used by the Fund to select these investments. In the adopting release for Rule 35d-1, the SEC declined to adopt the three specific investment criteria (“Criteria”) for these types of funds included in the SEC’s proposing release (“Proposing Release”).[1] The SEC explained that the disclosure approach it was adopting would “allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the [fund]’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.”[2]

The Registrant believes that each of the three criteria noted above is consistent with SEC guidance in the Adopting Release. In this regard, one of the three Criteria is that “securities that are traded principally in the country or region suggested by the company's name.” Similarly, in footnote 26 to the Adopting Release, the SEC indicated that a fund’s investment in derivative instruments also would expose a fund to the economic fortunes of a country or geographic region indicated by its underlying investments. Hence, the Registrant’s criteria that the value of an investment or a derivative instrument be linked to the other criteria also is appropriate and consistent with SEC guidance.

8.	The Fund’s investment objective states that the Fund will seek capital appreciation as a secondary objective. Add disclosure to the “Principal Investment Strategies” section of the Fund’s prospectus explaining how the Fund intends to achieve capital appreciation.

The Registrant has made the requested change.

9.	State supplementally whether the Fund will use derivatives to satisfy the requirement that the Fund invest at least 80% of its net assets in investments that are economically tied to frontier market countries. If the fund will use derivatives to satisfy the 80% test, please state how the derivatives will be valued for this purpose.

The Fund may use derivatives that are economically tied to frontier market countries to satisfy the its 80% policy. The Fund will typically use market value to value derivatives for purposes of determining compliance with its 80% policy. However, the Fund reserves the right to value a derivative at notional value when it is a more appropriate measure of the Fund’s exposure to a portfolio investment.

[1] Investment Company Names, Investment Company Act Release No. 22530 (Feb. 27, 1997).

[2] Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001). (“Adopting Release”).

Securities and Exchange Commission February 18, 2014 Page 4

10.	The last sentence in the “Principal Investment Strategies” section of the Fund’s prospectus states that the Fund is “non-diversified, which means that it is not limited to a percentage of assets that it may invest in any one issuer.” The second bullet under “Taxation of the Fund” on page 34 of the Fund’s SAI indicates that the Fund’s investments in a single issuer may be limited by the Internal Revenue Code. Please revise the disclosure in the “Principal Investment Strategies” section to reconcile this disclosure.

The Registrant notes that the last sentence in the “Principal Investment Strategies” section is referring to the Fund’s investment policy with respect to diversification, which is separate from any diversification restrictions that may apply to the Fund under the Internal Revenue Code. The Internal Revenue Code restriction on diversification only applies to the Fund on the last day of each fiscal quarter, and is not an ongoing restriction. The Registrant therefore respectfully declines to incorporate this comment.

11.	The “Principal Investment Strategies” section of the Fund’s prospectus states that the Fund may “trade with counterparties.” Disclose any limitation on the amount of assets that can be obligated to any one counterparty and add separate counterparty risk disclosure to the “Principal Risks” section of the Fund’s prospectus.

The Registrant has added counterparty risk to the “Principal Risks” section of the Fund’s prospectus. The Registrant also has added disclosure to the “Principal Investment Strategies” section of the prospectus disclosure which states that, subject to applicable regulatory restrictions, there is no limit on the amount of the Fund’s exposure to any one counterparty.

12.	High Portfolio Turnover Risk is identified as a Principal Risk of the Fund. If applicable, disclose active trading as a strategy pursued by the Fund in the “Principal Investment Strategies” section of the Fund’s prospectus. Otherwise, pursuant to Form N-1A, Item 9, Instruction 7, include the applicable disclosure in the “Additional Information About Investment Policies and Strategies” section of the Fund’s prospectus and move the High Portfolio Turnover Risk disclosure to the section titled “Additional Information About Risks.”

The Registrant has added disclosure regarding the Fund’s active trading strategy to the “Principal Investment Strategies” section of the Fund’s prospectus.

13.	Under “High-Yield Securities Risk” on page 6 of the Fund’s prospectus, please add a reference to “junk bonds.”

The Registrant has made the requested change.

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14.	Please consider moving the disclosure under “Investment Risk” on page 7 of the Fund’s prospectus to the narrative introduction to the “Principal Risks” section.

The Registrant believes that “Investment Risk” is appropriately disclosed as a principal risk of the Fund, and respectfully declines the comment.

15.	The “Additional Information About Investment Policies and Strategies” section of the Fund’s prospectus states that the Fund’s investment objective is “non-fundamental”. Disclose whether the Fund will provide notice to shareholders if there is a change in the Fund’s investment objective and, if so, how much notice the Fund will provide.

The Fund expects to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective or material investment policies. However, we note that Form N-1A does not require the Fund to specify in its Registration Statement a notice period for changes to the Fund's non-fundamental investment objective or other material policies. Therefore, the Registrant respectfully disagrees with the proposed revision.

16.	Please revise the “Additional Information About Investments” and “Additional Information About Risks” sections to distinguish between the Fund’s principal and non-principal investments and risks.

In the “Additional Information About Investments” and “Additional Information about Risks,” the Registrant discloses supplemental information about the Fund’s principal investments and principal risks. The Registrant has revised the disclosure accordingly.

17.	Credit-linked notes are listed among the Fund’s principal investments in the “Principal Investment Strategies” and “Principal Risks” sections of the Fund’s prospectus, but are not included in the sections titled “Additional Information About Investments” and “Additional Information About Risks.” Please confirm whether credit-linked notes will be a principal investment of the Fund.

The Registrant confirms that the Fund may invest in credit-linked notes as part of its principal investment strategy.

18.	“Absolute Return Strategy Risk” is included in the “Additional Information About Risks” section of the Fund’s prospectus. Please consider whether this strategy: (i) should be disclosed in the “Principal Investment Strategies” and/or the “Additional Information About Investments” sections; and (ii) is consistent with the Fund’s primary and secondary investment objectives to seek income and capital appreciation.

Securities and Exchange Commission February 18, 2014 Page 6

The Registrant has deleted the “Absolute Return Strategy Risk” disclosure.

19.	Per Form N-1A General Instruction C.3(a), please consider deleting “Other Investment Companies Risk” on page 12 as such disclosure also is included in the “Principal Risks” section of the Fund’s prospectus.

The Registrant has made the requested change.

20.	Please describe supplementally the disclosure to be added under “Notices Regarding Index Data” on page 13 of the Fund’s prospectus.

The Registrant has removed the reference to “Notice Regarding Index Data”.

21.	Currently, the Fund is not operational. In the “Fund Management” section of the Fund’s prospectus, please revise the disclosure in the paragraph that discusses the Manager’s oversight of the Fund’s securities lending activities to clarify that the Manager is not “currently” receiving 10% of the income generated from the Fund’s potential future securities lending activities. This is correctly disclosed on page 28 of the Fund’s SAI.

The Registrant has made the requested change.

22.	In the section titled “The Sub-Advisor” on page 15 of the Fund’s prospectus, please revise the disclosure to identify the portfolio managers who are jointly and primarily responsible for the management of the Fund.

The Registrant notes that the introduction to this section states that it relates to “the portfolio managers with primary responsibility for the day-to-day management of the Fund.” The Registrant confirms that each of the portfolio managers is jointly and primarily responsible for the management of the Fund, and notes that the requested disclosure is not required by Form N-1A, Item 10(a)(2). The Registrant respectfully declines to incorporate this comment as the Registrant believes that the existing disclosure is adequate.

23.	Please confirm supplementally whether the sub-advisor is registered with the SEC.

The Registrant confirms that the sub-advisor is registered with the SEC.

24.	Please respond to the following comments regarding the “Global Evolution Prior Performance” section:

(a)	Please explain supplementally why it is appropriate to show the historical performance of the sub-advisor’s parent company.

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(b)	Confirm that all portfolio managers who will be jointly and primarily responsible for the management of the Fund were the same individuals who were jointly and primarily responsible for the management of the UCIT referenced in this section, and were referenced as such in the prospectus for the UCIT during the period disclosed in the Fund’s prospectus.

(c)	Please revise the last sentence of the second paragraph in this section to state that the UCIT and the Fund have “substantially similar investment objectives, policies and strategies.”

(d)	The statement that the returns shown are adjusted for hedging costs implies that the UCIT was not hedged, but this Fund will be hedged. Please explain supplementally how the Fund and the UCIT are managed in a substantially similar manner if one utilizes hedging and the other does not.

(e)	Please revise the performance information and related disclosure to show performance net of all fees, rather than only advisory fees.

(f)	The last sentence of the third paragraph indicates that the UCIT’s performance is calculated on a before-tax basis. If the UCIT’s performance is not calculated using the SEC’s standard method of calculating performance (i.e., annual total return), please state that and explain how the calculation method used differs from the SEC’s standard method.

(g)	In the table showing the UCIT’s historical performance, please show the UCIT’s annual total return in addition to or instead of calendar year return information.

(h)	The historical performance table compares the UCIT’s performance to the JP Morgan EMBI Global Diversified Index. Please explain supplementally why this index is an appropriate comparison for the UCIT’s performance.

The Registrant has deleted the prior performance disclosure.

25.	On the back cover of the Fund’s prospectus, please confirm that the SEC file number is in a type size smaller than that generally used in the prospectus, per Item 1(b)(4) of Form N-1A.

The Registrant has revised the font size of the file number to be smaller than that generally used in the prospectus.

Securities and Exchange Commission February 18, 2014 Page 8

Statement of Additional Information (“SAI”)

26.	Please revise the disclosure in the “Additional Information About Investment Strategies and Risks” section to distinguish between principal and non-principal strategies and risks.

Form N-1A, Item 16(b) requires that a fund describe “any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and risks of those strategies.” There is no requirement that a fund distinguish between principal and non-principal investment strategies and risks. The Registrant complies with the requirements of Form N-1A, Item 16(b) by disclosing the in the SAI the Fund’s non-principal investments and risks and additional information regarding certain of the Fund’s principal investments and risks. Therefore, the Registrant respectfully declines the comment.

27.	In the “Non Principal Investment Strategies and Risks” section of the SAI on page 14, the Registrant discloses that the Fund may invest in other investment companies (including affiliated investment companies) as a non-principal investment strategy. Such investments are identified as principal investments in the Fund’s prospectus. Please revise the Fund’s prospectus and SAI disclosure to clarify whether investments in other investment companies are principal investments.

The Registrant has made the requested change to reflect that other investment companies are a principal investment of the Fund.

28.	The Fund’s SAI discloses on page 15 that, as a fundamental policy, the Fund may invest all of its assets in another open-end investment company with substantially similar investment objectives, policies and limitations. Please revise this section to state that the Fund has no current intention to convert to a feeder fund.

The Registrant has made the requested change.

29.	On page 16 of the Fund’s SAI, please revise fundamental restriction #7 to state that the Fund may not invest more than 25% of its total assets in the securities of companies primarily engaged “in any industry or group of industries,” to conform the restriction to the language used in Form N-1A, Item 16(c)(1)(iv).

The Registrant has made the requested change.

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30.	Please revise the formatting and column headings of the Trustee information table on pages 19 and 20 of the Fund’s SAI to conform to those shown in Item 17(a)(1) of Form N-1A.

Form N-1A, Item 17(a)(1) requires that a registrant “provide the information required by” the table shown in that item, but does not require that the information be presented in the same format as the table in Item 17. The existing table includes all of the information required by Item 17(a)(1). Therefore, the Registrant respectfully declines to make the requested change.

31.	Please confirm that the contractual expense arrangement referenced on page 28 of the Fund’s SAI will be filed as an exhibit to the Registrant’s post-effective amendment filing pursuant to Rule 485(b) under the Securities Act of 1933.

The Registrant confirms that the contractual expense arrangement was filed as Exhibit 99(h)(14)(K) to PEA 170.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9105.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan John Okray American Beacon Advisors, Inc.